EXHIBIT 11.1

COMPUTATION OF NET LOSS PER SHARE

BEGINNING BALANCE			11,058,668

	NO. OF SHARES	CONTRIBUTION TO	ENDING
DATE	ISSUED	WEIGHTED AVERAGE	BALANCE

January 4, 2002	20,000	19,781	11,078,449
March 5, 2002	60,000	49,479	11,127,928
March 12, 2002	20,000	16,110	11,144,038
April 17, 2002	1,128,638	797,777	11,941,815
August 30, 2002	10	3	11,941,818
October 29, 2002	1,122,700	193,781	12,135,599
December 18, 2002	1,509,378	53,759	12,189,358
Net Loss for the year	$1,578,590
Weighted average shares	12,189,358
Net Loss per share	$(0.13)